Mail Stop 4561

May 10, 2007

Mr. Gregory F. Hughes
Chief Financial Officer
SL Green Realty Corp.
420 Lexington Avenue
New York, NY   10170

> **Re: SL Green Realty Corp.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed 02/28/07**
> **File No. 001-13199**

Dear Mr. Hughes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 44

1.   We note that you have added back the entire amount of income allocated to minority interest in your FFO calculation. We also note that you have not made

an FFO adjustment for the minority interests. Please tell us why you have not deducted the minority interest portion of each adjustment to FFO.

Consolidated Statements of Income, page 51

2.   You disclose on page 33 that the 'Preferred equity and investment income' line on your statement of income includes income earned on cash-on-hand and fee income received upon redemption of several investments. Please tell us how you determined that it was appropriate to present this income as revenue.

Note 2 – Significant Accounting Policies

Investment in Unconsolidated Joint Ventures, page 56

3.   You disclose that in all the joint ventures, the rights of the minority investor are both protective as well as participating, and that these rights preclude you from consolidating these investments, unless you are determined to be the primary beneficiary. For your investments in unconsolidated joint ventures in which you own more than 50%, please provide us with a description of the special rights of the minority investors that preclude you from consolidating these investments and tell us how you determined that these rights were substantive. Furthermore, please expand your disclosure in future filings regarding these rights. For reference, please see EITF 96-16.

Note 3 – Property Acquisitions

2006 Acquisitions, page 61

4.   You disclose that you have been designated as the primary beneficiary of the West 34th Street joint venture under FIN 46(R) and that you have consolidated the accounts of the joint venture. You also disclose that effective December 2006, you deconsolidated 25 West 34th Street; please tell us your reasons for deconsolidating this property.

5.   You disclose that in May 2005 you acquired a 10% interest in a joint venture that acquired a 670,000 square foot property located at 55 Corporate Drive, NJ. You also disclose that the joint venture distributed out all the capital and preferred return to its majority partner and that as a result your interest increased from 10% to 50%. Additionally, Gramercy, in which you have a 25% interest, acquired a 49.75% interest from the other partners. Please clarify for us if you have consolidated this joint venture and how you determined the appropriate accounting; please provide us with a detailed analysis under the accounting guidance that you relied upon.

Note 6 – Investment in Unconsolidated Joint Ventures, page 65

6.   You disclose that you invested $109.5 million in 800 Third Avenue through the origination of a loan secured by up to 47% of the interests in the property's ownership, with an option to convert the loan to an equity interest. In this regard, it appears that you do not own any equity interests in this joint venture. Please tell us how you determined that it was appropriate to account for this loan under the equity method.

Gramercy Capital Corp., page 67

7.   You disclose that certain or your executive officers purchased from you shares of common stock of Gramercy issued to one of your subsidiaries as part of Gramercy's initial capitalization prior to its initial public offering at the same price as the estimated fair value of such shares at the time of formation. You also disclose that several months later Gramercy sold 12.5 million shares of common stock in its initial public offering at a price of $15.00 per share. Please tell us the price per share and the number of shares purchased by your executive officers prior to the IPO of Gramercy. Please additionally tell us what consideration you gave to recording any discount from the IPO price given to the executive officers as compensation expense.

Note 14 – Stockholders' Equity

2003, 2005, and 2006 Long-Term Outperformance Compensation Program, pages 74 and 75

8.   We note that you recorded $650,000 during each of the years ended December 31, 2006, 2005, and 2004 related to the 2003 Long-Term Outperformance Compensation Program award. We also note that you recorded approximately $2.0 million and $0.3 million of compensation expense during the year ended December 31, 2006 and 2005, respectively, in connection with the 2005 Outperformance Plan and $1.1 million in 2006 in connection with the 2006 Outperformance Plan. Please tell us how you valued the awards and determined the appropriate amount of compensation expense to recognize. Please address the following items for each program in your response:
*   The valuation method used and tell us the basis for each of the assumptions used to value the restricted shares or the LTIP units
*   Any discounts applied and a detailed explanation for these discounts (i.e., liquidity discounts, tax discounts, etc.)
*   A description of the restrictions on the transfer of the LTIP units and the restricted stock

9.   Please tell us how you considered the awards earned under your long-term
        outperformance compensation programs in your EPS calculations.

Note 20 – Segment Information, page 80

10.   You disclose that you have two reportable segments, office real estate and
        structured finance investments. You also disclose throughout your filing and
        specifically on page 19 that your portfolio also includes 8 retail properties and 1
        development property. In this regard, it appears that you have aggregated these
        properties with your office real estate segment. Please tell us how you determined
        that it was appropriate to aggregate these properties with your office real estate
        segment. It appears that the retail properties and development property would not
        meet the quantitative thresholds in paragraph 18 of SFAS 131; however, based on
        EITF 04-10 it is not clear to us that it is appropriate to include these properties
        with your office real estate segment rather than in a separate "all other" segment.
        Please explain.

8-K dated January 25, 2007

General

11.   You disclose that you have included $35.7 million of debt assumption fees,
        insurance, financing, and other costs in the purchase price of Reckson. Please
        provide us with a breakout of these costs and tell us how you determined that
        these were direct costs of the acquisition. For reference, please see SAB Topic
        2A6.

12.   We also note that you have included payment of LTIP and payments relating to
        non-cash compensation in the purchase price. Please provide us with more details
        regarding these payments (i.e. to whom the payments were made and the
        arrangements that the payments were pursuant to) and how you determined that
        these payments should be considered direct costs of the acquisition rather than as
        compensation expense.

13.   You disclose that you have included $66.5 million of employee and executive
        termination, severance, and other related costs in the purchase price of Reckson.
        Please tell us how you determined that these costs should be included in the cost
        of the acquired enterprise in accordance with EITF 95-3.

Notes to Pro Forma Financial Information, page 7 & 8

14.   We note an adjustment to remove cash used to fund a portion of the merger proceeds. Please tell us what consideration you gave to including an adjustment to eliminate historical interest income earned on that cash that was used to fund the merger.

15.   We note that you included an adjustment for investment income expected to be earned on $215 million of new structured finance investments made to the Asset Purchasing Venture in conjunction with this acquisition and sale. Please tell us what consideration you gave to the requirements in paragraph (b)(6) of Article 11-02 of Regulation S-X when you determined that it was appropriate to include this adjustment in your pro forma income statement. Specifically, please address how this adjustment is factually supportable.

Exhibit 99.1: Financial Statements of Reckson Operating Partnership, L.P. as of and for the year ended December 31, 2006

Note 6 – Commercial Real Estate Investments, page 15

16.   Reckson discloses that it accounts for its 25% non-managing member interest in the RAOC JV under the equity method of accounting. Reckson also discloses that LPT REIT holds a 75% interest in the RAOC JV and that LPT REIT is wholly-owned by Reckson LPT. Furthermore, based on the disclosure on page 16, Reckson LPT is managed by RAML, a wholly owned subsidiary of Reckson who will act as the "Responsible Entity" of Reckson LPT. The "Responsible Entity" will be managed by a six member board that includes three independent directors domiciled in Australia and three of Reckson's executive officers. In this regard, it appears that Reckson may control the RAOC through its 25% equity interest and its interests in RAML. Please provide us with a detailed analysis of how Reckson determined that equity method accounting was appropriate rather than consolidation. In your response, please tell us the rights granted to RAML under the management agreement between RAML and Reckson LPT and specifically tell us the termination provisions of the agreement.

Note Receivable Investments, page 19

17.   Reckson discloses that it advanced $20 million on September 30, 2005 to entities that are controlled by Cappelli Enterprises under a junior mezzanine loan, and that the mezzanine loan was secured by a subordinate pledge of an indirect ownership interest in a 550,000 square foot office condominium in a Class A office tower located at 1166 Avenue of the Americas, New York, NY. Also, on November 30, 2005 Reckson advanced an additional $5 million under the mezzanine loan.

Furthermore, in May 2005 Reckson acquired a 65% interest in an $85 million, 15-year loan secured by interests in the same property. The loan is a participating loan; upon a capital event related to the indirect interest in the property that secures the loan, Reckson is entitled to participate in 30% of the net proceeds derived from such capital event. It appears that Reckson holds several variable interests in this property; please tell us how you considered FIN 46(R) as it relates to these investments.

Note 14 – Merger with SL Green Realty Corp, page 32

18.   We note that you and Reckson reached an agreement with the plaintiffs to settle the pending class action lawsuits relating to the SL Green Merger on December 6, 2006. We also note that the settlement provides for certain contingent profit sharing participation for Reckson shareholders relating to specified assets and potential payments to Reckson shareholders of amounts relating to Reckson's interest in contingent profit sharing participations in connection with the sale of certain long island industrial properties in a prior transaction. Please provide us with more details and disclose in future filings the terms of the contingent payments and tell us how you intend to account for the payments, if any.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief